[Letterhead of Amper, Politziner & Mattia P.A.]


October 27, 1998




Securities and Exchange Commission
Washington, DC 20549

We have read Form 8K dated October 27, 1998 of Total Research Corporation which was provided to us regarding changes in registrants certifying accountants. We agree with such report as it relates to Amper, Politziner & Mattia P.A.



                                /s/ Amper, Politziner & Mattia P.A.
                                    AMPER, POLITZINER & MATTIA P.A.